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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                         EXIDE ELECTRONICS GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                         EXIDE ELECTRONICS GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 11 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           NICHOLAS J. COSTANZA, ESQ.
                      VICE PRESIDENT, CHIEF ADMINISTRATIVE
                     OFFICER, GENERAL COUNSEL AND SECRETARY
                         EXIDE ELECTRONICS GROUP, INC.
                              8609 SIX FORKS ROAD
                         RALEIGH, NORTH CAROLINA 27615
                                 (919) 872-3020
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    Copy To:

                              DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Exide Electronics Group, Inc. (the "Company" or "Exide"). The address of the principal executive offices of the Company is 8609 Six Forks Road, Raleigh, North Carolina 27615. The titles of the classes of equity securities to which this statement relates are (i) the Company's common stock, par value $.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") and (ii) the Company's warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the "Warrants" and, together with the shares of Common Stock, the "Shares"). All references herein to "Shareholders" shall mean holders of Shares.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by BTR Acquisition Corporation (the "Purchaser"), an indirect, wholly-owned subsidiary of BTR plc, an English public limited company ("Parent"), to purchase (i) all outstanding Common Stock, and associated Rights, at $29.00 per share, net to the seller in cash and (ii) all outstanding Warrants at $15.525 per Warrant to purchase one share of Common Stock, net to the seller in cash, in each case on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 1997, and in the related Letter of Transmittal (which together constitute the "BTR Offer"). The BTR Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 20, 1997 (the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "Commission"). The BTR Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 16, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation").

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at BTR House, Carlisle Place, London, SW 1P 1BX.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein or on pages 2-5 and 8-18 of the Company's proxy statement dated January 27, 1997, relating to the Company's 1997 Annual Meeting of Shareholders, which are filed as Exhibit 1 to this Statement and are incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, the Purchaser or their respective executive officers, directors or affiliates.

     The Merger Agreement. The summary of the Merger Agreement is contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule 14D-1. A copy of such summary is filed as Exhibit 2 hereto and is incorporated by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

     The Stockholder Agreement. Concurrently with the execution of the Merger Agreement, Parent and the Purchaser entered into an agreement (the "Stockholder Agreement") with certain Shareholders of the Company (the "Four Shareholders") with respect to, in the aggregate, 2,273,033 shares of Common Stock (including shares issuable upon conversion of Series G Convertible Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock")) owned by such Four Shareholders representing approximately 19.9% of the shares of Common Stock outstanding on October 16, 1997. The Four Shareholders are James A. Risher, President and Chief Executive Officer of the Company; Conrad A. Plimpton Trust, a trust for the
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benefit of Conrad A. Plimpton (Chairman of the Company's Board of Directors (the
"Board")); Lance L. Knox 1990 Trust, a trust for the benefit of Lance L. Knox (a member of the Board); and Fiskars Oy Ab ("Fiskars"), which is the holder of all of the Preferred Stock and beneficial owner of approximately 16% of the Common Stock. Pursuant to the Stockholder Agreement, each of the Four Shareholders has agreed to tender, in accordance with the terms of the Offer, as soon as practicable after commencement of the Offer, all shares subject to the Stockholder Agreement, except that Fiskars need not tender any shares of Common Stock issuable upon conversion of Preferred Stock until Fiskars receives two business days' notice that Parent and the Purchaser will consummate the BTR
Offer within five business days of such notice. Each of the Four Shareholders has agreed not to withdraw his shares subject to the Stockholder Agreement unless the Stockholder Agreement is terminated in accordance with its terms.
Each of the Four Shareholders has granted Parent and the Purchaser an irrevocable option to purchase certain of such Shareholder's shares of Common Stock at the applicable Merger Price. The option will become exercisable following termination of the Merger Agreement pursuant to certain provisions of the Merger Agreement.

     Pursuant to the Stockholder Agreement, the Four Shareholders have agreed, at any meeting of the Shareholders, to vote all shares subject to the foregoing option in furtherance of the consummation of all actions contemplated by the Merger Agreement and against any proposal that would frustrate the terms of the Merger Agreement. The Four Shareholders have granted Parent and the Purchaser an irrevocable proxy to vote the shares subject to the foregoing option in favor of the Merger Agreement and the transactions contemplated thereby and against any proposed Acquisition Transaction. Pursuant to the Stockholder Agreement, each of the Four Shareholders has agreed, solely in its capacity as a stockholder of the Company, that neither it nor any controlled affiliates, representatives or agents of it will encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent or any of its affiliates or representatives) concerning any Acquisition Transaction (as hereinafter defined). Each such Shareholder has also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Transaction.

     Each of the Four Shareholders has agreed, except as contemplated by the Stockholder Agreement, that it shall not (i) transfer, or consent to the transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to the transfer of any or all of the Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares, (iv) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Agreement or the Merger Agreement.

     The covenants, agreements and proxy contained in the Stockholder Agreement will terminate upon the earlier of (i) the Effective Time, (b) one year following the execution of the Stockholder Agreement or (c) the termination of the Merger Agreement pursuant to certain terms. A copy of the Stockholder Agreement has been filed as Exhibit 4 hereto and is incorporated herein by reference.

     Interests of Certain Persons. Certain members of the Company's management and the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Shareholders. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. In considering the recommendation of the Board in respect of the Merger Agreement and the transactions contemplated thereby, Shareholders should be aware of these interests which may present actual or potential conflicts of interest.

     The Merger Agreement provides that Parent will cause the Surviving Corporation to honor all Employee Benefit Arrangements to which the Company or any of its subsidiaries is presently a party. The Merger Agreement sets forth Parent's intention that the Surviving Corporation provide, for a period of at least two years from the Effective Time, employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements) cash compensation, employee benefit and incentive compensation and

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similar plans and programs as would provide compensation and benefits which, in the aggregate, are substantially similar to those provided to such employees as of the date of the Merger Agreement.

     The Merger Agreement further provides that, for not less than six years after the Effective Time, all rights to indemnification now existing in favor of any employee, agent, officer or director of the Company and its subsidiaries, as provided in their respective charter and by-laws, in an agreement between the Company or one of its subsidiaries and such employee, or otherwise in effect on the date of the Merger, shall continue in full force and effect. Parent has also agreed to indemnify all directors and officers of the Company ("Indemnified Parties") to the fullest extent allowed under applicable law with respect to all acts and omissions arising out of such individuals' services as officers or directors of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees occurring prior to the Effective Time. If such Indemnified Party becomes involved in any action, proceeding, or investigation, Parent agrees to pay the Indemnified Party's reasonable legal and other expenses of counsel; provided, however, Parent shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same allegations, be liable for fees and expenses of more than one separate firm of attorneys. Parent shall be entitled to participate in the defense of any such action or proceeding. Parent has agreed to cause the Surviving Corporation to leave the Company's current policies for officer and director liability insurance in effect in place for not less than six years from the Effective Time.

     The Merger Agreement also provides that Parent and the Company shall take all actions necessary so that, immediately prior to the earlier of (1) the acceptance for payment and purchase of Securities by the Purchaser pursuant to the BTR Offer and (2) the Effective Time, each outstanding option to purchase shares of Common Stock (an "Option") granted under the Company's 1995 Employee Stock Option and Restricted Stock Plan, 1995 Directors Plan, 1989 Stock Option Plan and Non-Employee Directors Stock Option Plan (collectively, the "Option Plans"), whether or not then exercisable or vested, shall become fully exercisable and vested; each Option which is then outstanding shall be cancelled and in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, immediately following consummation of the BTR Offer, the Company shall pay to such holders of Options an amount in respect thereof equal to the product of (x) the excess of the Merger Price over the exercise price thereof and (y) the number of shares of Common Stock subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing is subject to the obtaining of any necessary consents of holders of Options.

     In addition, Parent and the Company agreed to take all actions necessary so that, immediately prior to the Effective Time, each outstanding right to purchase shares of Common Stock (an "ESPP Option") granted under the Company's Employee Stock Purchase Plan, as amended ("ESPP"), shall be cancelled and in consideration of such cancellation, and except to the extent that Parent or the Purchaser and the holder of any such ESPP Option otherwise agree, immediately prior to the Effective Time, the Company shall pay to such holders of ESPP Options an amount in respect thereof equal to the product of (x) the excess of the Merger Price over the Offering Price (as defined in the ESPP) thereof and
(y) the number of shares of Common Stock subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing is subject to the obtaining of any necessary consents of holders of ESPP Options.

     Agreements. On July 21, 1997, the Board authorized the Company to enter into severance agreements (the "Severance Agreements") with each of the four participants in Exide's Severance Plan After a Change of Control (the "Severance Plan"): James A. Risher, President and Chief Executive Officer and a member of the Board; Marty R. Kittrell, Vice President and Chief Financial Officer; Nicholas J. Costanza, Vice President, Chief Administrative Officer, General Counsel and Secretary; and William J. Raddi, Senior Vice President -- Strategic Business Development and Chief Technology Officer; and with Mark A. Ascolese, Vice President -- Worldwide Services Group; Hermann G.P. Metzler, Vice
President -- Far East Sales; Alden R. Schnaidt, Vice President -- Enterprise Systems Group; and Warren J. Johnson, Vice President -- Communications Group. Mr. Johnson subsequently left the Company's employ and has foregone all rights under the Severance Agreement. The Severance Agreements contain the same substantive provisions as the Severance Plan, with the exceptions described in the following two paragraphs.

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     The Severance Agreements provide that a change of control of the Company (a
"Change of Control") is, in general, deemed to occur if (i) any individual, entity or group becomes the beneficial owner of 30% or more of the outstanding Common Stock or of the outstanding voting securities of the Company (but not including (a) any acquisition directly from the Company, (b) any acquisition by the Company, (c) any acquisition by an employee benefit plan of the Company or
(d) any acquisition that complies with the provisions described in clauses (x),
(y) and (z) of subsection (iii) of this paragraph; (ii) a change in the majority of the Board occurs; (iii) a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets of another entity (any of the foregoing, a "Business Combination") is consummated unless, following such Business Combination, (x) owners of the Common Stock and other voting securities prior to such Business Combination own more than 60% of the Common Stock and other voting securities of the surviving corporation, in substantially the same proportions as before the Business Combination, (y) no person owns 30% or more of the voting power of the surviving corporation (except to the extent that such ownership existed before the Business Combination) and (z) a change in the majority of the membership of the Board has not occurred; and (iv) the shareholders approve a complete liquidation or dissolution of the Company. Consummation of the BTR Offer or the Merger will constitute a Change of Control.

     The Severance Agreements also (i) provide that severance payments are based on a 2.5 multiple (3 multiple in the case of Mr. Risher) of Compensation (as defined below), rather than a multiple based on length of the participant's service, (ii) provide that health benefits for participants generally continue for 30 months (36 months in the case of Mr. Risher) following wrongful termination of such person's employment, (iii) provide for the payment by the Company of an additional amount to make the executive whole for any excise tax imposed under Section 280G of the Internal Revenue Code of 1986, as amended,
(iv) subject Messrs. Kittrell, Costanza, Ascolese, Metzler and Schnaidt to noncompetition provisions for a period of two years following termination of employment and (v) clarify that Compensation means the sum of (1) the higher of
(A) base salary immediately prior to the Change of Control and (B) the highest base salary following the Change of Control and (2) an amount equal to the average of the bonuses paid with respect to the most recent three years prior to the year in which the participant becomes eligible for severance or, if higher, with respect to the most recent three years prior to the year of the Change of Control.

     The Severance Agreements are intended to be in lieu of benefits under the Severance Plan, and the Board has terminated the Severance Plan.

     Employment Agreements of Messrs. Risher and Raddi. Conforming changes were made to the Employment Agreements of Messrs. Risher and Raddi, in each case to incorporate by reference the applicable Severance Agreement.

     Management Incentive Plan. On July 21, 1997, certain amendments (the "MIP Amendments") to the Company's Fiscal Year 1997 Management Incentive Plan (the "1997 MIP") were adopted. The MIP Amendments provide that, in the event of a Change of Control that occurs pursuant to an agreement authorized by the Board prior to September 30, 1998, (i) all participants in the 1997 MIP (other than the employees for whom the Board authorized Severance Agreements) will become entitled to receive the maximum applicable MIP Payment (as defined in the 1997
MIP) available to such person pursuant to the 1997 MIP and certain other key employees for whom Severance Agreements were not authorized will become entitled to receive specified bonuses, (ii) each of Messrs. Risher, Kittrell and Costanza will become entitled to receive (a) the target level MIP Payment applicable to such employee ($270,000, $90,000 and $72,000 for Mr. Risher, Mr. Kittrell and Mr. Costanza, respectively) and (b) an additional payment (the "Incremental Payment") equal to a portion (50%, 25% and 25% for Mr. Risher, Mr. Kittrell and Mr. Costanza, respectively) of the Incremental Amount (as defined below) and
(iii) each of Messrs. Raddi, Ascolese, Metzler and Schnaidt will become entitled to receive (a) the target level MIP Payment applicable to such employee and (b) an additional payment (the "MIP Spread Payment") equal to a portion (which portion is based on their relative target level MIP Payments) of the Additional Incremental Amount (as defined below), provided that with respect to the individuals described in this clause (iii) in no event shall the sum of any of such person's target MIP Payment and such person's MIP Spread Payment exceed such person's maximum applicable MIP Payment ($160,000, $153,600, $113,600 and $152,000 for each of Mr. Raddi, Mr. Ascolese,

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Mr. Metzler and Mr. Schnaidt). The payments to be made upon a Change of Control pursuant to the MIP Amendments will be the amounts described in the preceding sentence, less any MIP bonuses previously paid under the 1997 MIP without regard to the Change of Control. Such payments are to be made in two installments, the first on the date of the Change of Control and the second on the date which is six months following such date or, if earlier, on the date such person resigns for "Good Reason" or is terminated without "Cause"; provided that such person has not voluntarily resigned from the Company (other than for death, retirement or "Good Reason") or been terminated for "Cause," as those terms are defined in the MIP Amendments.

     For purposes of the MIP Amendments, the "Incremental Amount" is defined as 1% of the amount by which the Aggregate Change of Control Equity Value (as defined below) exceeds $221,230,000, and the "Additional Incremental Amount" is defined as 1% of the amount by which the Aggregate Change of Control Equity Value exceeds $221,230,000. The "Aggregate Change of Control Equity Value" is
(a) the higher of the highest trading price of the Common Stock during the 60-day period ending on the date of the Change of Control or, if the Change of Control is the result of a tender offer or a merger or similar corporate transaction, the highest price per share paid in such tender offer or merger times (b) the number of outstanding shares of voting stock as of the date of the MIP Amendments (as the same may be adjusted to account for stock splits or combinations, stock dividends and similar adjustments to capitalization). To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration will be valued based upon public trading prices or, if such consideration is not publicly traded, by the Board.

     Employee Stock Option Plans. On July 21, 1997, certain amendments (the "Option Amendments") to the Company's 1989 Stock Option Plan and 1995 Employee Stock Option and Restricted Stock Plan (collectively, the "Employee Option Plans") were adopted. The Option Amendments (i) provide for automatic full vesting of all unvested options granted pursuant to the Employee Option Plans and the automatic lapse of all restrictions to which restricted stock awards are subject, in each case upon a Change of Control and (ii) provide that in the event of a change in corporate capitalization, such as a stock split or a corporate transaction, including, without limitation, a merger, consolidation, spin-off, reorganization or liquidation, the Board or a committee thereof administering such Employee Option Plan may make such substitution or adjustments in the number and kind of shares reserved for issuance under the Employee Option Plan, in the number, kind and purchase price of shares subject to outstanding options, restricted stock and stock appreciation rights granted under the Employee Option Plan and/or such other equitable substitutions and/or adjustments as it may determine to be appropriate in its discretion, in each case except to the extent that such change would make ineligible for pooling-of-interests accounting any transaction that the Company intends to be eligible for such accounting treatment.

     Management Notes. Certain executives of the Company have purchased shares of Common Stock pursuant to stock purchase agreements with the Company in exchange for promissory notes (the "Management Notes"). On July 21, 1997, each Management Note was amended to provide that if, at the time the Management Note would otherwise become payable, the obligor is unable, by reason of applicable law, regulation or agreement with the Company, to dispose of his shares of Common Stock purchased with the Management Note in an orderly fashion or if the disposition of any such shares would, in the view of the Company's independent accountants, jeopardize the intended accounting treatment of any transaction to which the Company is a party, then the Management Note will not become payable until such time as there has occurred at least 75 consecutive business days during which the obligor has not been so unable to sell the shares and such disposition would not, in the view of the Company's independent accountants, jeopardize such accounting treatment.

     Employee Stock Purchase Plan. On July 21, 1997, certain amendments (the "Stock Purchase Amendments") to the ESPP were adopted. The Stock Purchase Amendments provide that if a Change of Control occurs, the then-current period during which purchases may be made under the ESPP would be bifurcated into two periods, one of which ends as of the last payroll period to end a sufficient number of days prior to the Change of Control to enable shares of Common Stock to be purchased and delivered to participants in time to participate as Shareholders in the Change of Control transaction (as determined by the Human Resources Committee of the Board, which administers the ESPP) and the other to begin the next

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day, with the number of ESPP Options granted to each participant for the latter period being the excess of (i) the number of ESPP Options originally granted for the bifurcated period over (ii) the number of ESPP Options exercised at the end of the former period.

     The foregoing descriptions are qualified in their respective entireties by reference to the texts of the applicable agreements, plans, policies, notes and other documents, copies of which are filed as Exhibits 5 through 25 to this Schedule and are incorporated herein by reference.

     Confidentiality Agreement. On August 29, 1997, the Company and Parent signed a confidentiality and standstill agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, Parent keep confidential certain nonpublic information furnished by the Company. In addition, under the terms of the Confidentiality Agreement, Parent agreed, for a period of two years, not to, among other things, (i) acquire any of the assets or businesses of the Company or more than 4.99% of any class of voting securities of the Company, (ii) solicit proxies with regard to the Company or
(iii) otherwise seek to control the management or policies of the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE BTR OFFER AND THE MERGER AND DETERMINED THAT THE BTR OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL SHAREHOLDERS ACCEPT THE BTR OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

     Copies of the letter to the Shareholders communicating the Board's recommendations and the press release announcing the Merger Agreement and related transactions are filed as Exhibits 26 and 27, respectively, to this Statement and are incorporated herein by reference.

     (b) Background. On June 11, 1997, the Company received an unsolicited letter from Danaher Corporation ("Danaher") proposing to acquire all of the outstanding securities of the Company at a price of $20 per share of Common Stock (the "Original Danaher Proposal"). The Board met on June 14, 19 and 23, 1997 to consider the Original Danaher Proposal and related matters. On July 9, 1997, Danaher publicly announced its intention to commence a tender offer for the outstanding securities of the Company at a price of $20 per share of Common Stock, and on the following day, PQR Acquisition Corporation, a wholly-owned subsidiary of Danaher ("PQR"), commenced such an offer (the "Danaher Offer"). The Board met on July 16 and 21, 1997 to consider the Danaher Offer and related matters. At those meetings, the Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices of the Common Stock, the terms of the Original Danaher Proposal (at meetings in June), the terms and conditions of the Danaher Offer (at the July meetings), potential alternatives to the Original Danaher Proposal and the Danaher Offer, and other matters, including information presented by the Company's management, legal advisors and investment banker. At the Board's meeting on July 21, 1997, the Board unanimously determined that the Danaher Offer is inadequate and not in the best interests of the Company or its Shareholders, and announced its conclusion that the interests of the Company and its Shareholders would be best served by the Company exploring strategic alternatives available to it to maximize Shareholder value, including a possible sale of or other extraordinary transaction involving the Company.

     As part of its exploration of alternatives, the Company and Lazard Freres & Co. LLC ("Lazard Freres"), the Company's investment banker, identified and contacted over 70 third parties that were believed to have had a potential interest in engaging in a possible extraordinary transaction with the Company. The Company entered into confidentiality and standstill agreements with certain of these third parties, held due diligence sessions with certain of these third parties and engaged in discussions with certain of such third parties regarding a possible extraordinary transaction. Following their review of confidential information and due diligence investigations, certain of these third parties communicated their potential interest in engaging in an extraordinary transaction with the Company.

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

     As part of this process, Lazard Freres contacted Parent in August 1997 to determine Parent's interest in investigating a potential extraordinary transaction with the Company. The Company entered into a confidentiality and standstill agreement (the "Confidentiality Agreement") with Parent, dated as of August 29, 1997.

     On September 15, 1997, representatives of the Company met with representatives of Parent to discuss the Company's products and business, and the potential benefits of a combination of the Company with Parent's Control Systems business.

     Parent was advised by Lazard Freres that there were other parties that had expressed an interest in engaging in a transaction with the Company and that Parent should submit an indication of what it might be willing to pay. On September 19, 1997, Parent communicated to Lazard Freres a non-binding indication of interest that it was willing to pay a price of at least $25 per share of Common Stock.

     Commencing the week of September 22, 1997, Parent continued its due diligence investigation of the Company which involved meetings with Company personnel, data review, presentations, plant tours and question and answer sessions. The due diligence investigation included personnel from Parent and from its Control Systems business, as well as its accountants, investment banking, legal, technology and other advisors. The due diligence investigation was substantially completed by October 1, 1997, although information continued to be provided thereafter.

     On September 24, Lazard Freres distributed the Company's preferred form of merger agreement to certain third parties which had expressed a significant interest in engaging in a transaction following the due diligence process. Beginning on October 7, 1997, Lazard Freres received a number of proposals from potentially interested parties, including, in certain cases, such parties' suggested changes to the Company's preferred form of merger agreement. These proposals involved a variety of potential transactions, including sale of the Company, recapitalization of the Company and sale of a privately placed convertible preferred stock of the Company. Parent communicated to the Company that, subject to obtaining approval of Parent's Board of Directors, it was prepared to pay a price meaningfully in excess of $25 per share of Common Stock, but would require certain Shareholders to enter into a tender, voting and stock option agreement and require the Company to grant Parent an option with respect to an unspecified amount of stock of the Company.

     On October 10, 1997, Lazard Freres advised the parties which had submitted proposals, including Parent, to submit their final proposals to the Company by the close of business on October 14, 1997. Between October 10 and October 14, members of management, Lazard Freres and the Company's outside counsel met with certain interested parties, including Parent, and their respective advisors to discuss the various issues raised by such parties in their suggested changes to the Company's preferred form of merger agreement. During this period, Parent notified the Company that it would not insist that the Company grant a stock option to Parent.

     During the course of these discussions, certain of these third parties revised their proposals. On October 13, 1997, Parent indicated that it would be willing to pay $26.50 per share of Common Stock to acquire the Company, but that its proposal was subject to certain conditions including the grant of options by certain Shareholders to Parent and that Parent would require, in the event of termination of the Merger Agreement under certain specified circumstances, a termination fee of $25 million and reimbursement of expenses of up to $2.5 million. On October 15, 1997, each of Parent and one third party revised their offers further, by increasing the proposed price to be paid in the transaction (in the case of Parent to $28 per share of Common Stock) and by agreeing not to require certain changes that they had proposed to the Company's preferred form of merger agreement. In addition, Parent reduced the proposed termination fee and maximum amount of reimbursable expenses to $15 million and $1 million, respectively.

     On October 15, 1997, the Board met to consider the proposals received by the Company. During a recess in the Board meeting and following communications from Lazard Freres regarding certain documentation issues and price, the Parent increased its proposal to $29 per share of Common Stock. Following a further presentation by Lazard Freres and Lazard Freres' rendering of an opinion that the consideration to be received by holders of Common Stock is fair to such holders from a financial point of view, the Board unanimously approved the Merger Agreement and authorized the Company to make the acknowledgment required of the

Company contained in the Stockholder Agreement. The Board also (i) resolved that the Merger Agreement and the transactions contemplated thereby were in the best interest of the Shareholders, (ii) rendered inapplicable to the Merger Agreement and the Stockholder Agreement and the transactions contemplated thereby Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Takeover Statute"), (iii) approved Amendment No. 3 to the Rights Agreement (as hereinafter defined) to exempt Parent from the definition of "Acquiring Person" to the extent Parent acquires Shares pursuant to the Merger Agreement and/or the Stockholder Agreement and (iv) directed the Company to file a Solicitation/ Recommendation Statement on Schedule 14D-9 recommending that Shareholders tender their Shares pursuant to the BTR Offer.

     Before the market opened on October 16, 1997, the Stockholder Agreement was executed by the parties thereto, the Merger Agreement was executed by Parent, the Purchaser and the Company and a press release announcing the execution of the definitive agreements was issued by both Parent and the Company.

     Reasons for the Recommendation. In reaching the conclusions and recommendations described above, the Board considered a number of factors, including, without limitation, the following:

          (i) The Board's familiarity with the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the strength of the Company's management team, the Company's strong relationships with key worldwide customers and the Company's unique positioning as the "one-stop" global source for all types of uninterruptible power supply products;

          (ii) The terms and conditions of the BTR Offer and the Merger Agreement, including the price to be paid in the BTR Offer and the Merger, the fact that such consideration is all cash, an absence of a financing condition and the fact that Parent and the Purchaser would require the Four Stockholders to enter into the Stockholder Agreement;

          (iii) Information provided by the Company's management relating to the Company's financial performance and future prospects;

          (iv) The presentation of Lazard Freres, at the October 15, 1997 Board meeting and the written opinion of Lazard Freres, dated October 16, 1997, that, based upon and subject to the matters set forth therein and as of the date thereof, the consideration to be received by holders of Common Stock in the BTR Offer and the Merger is fair from a financial point of view to such holders. A copy of the written opinion of Lazard Freres, which sets forth the factors considered, assumptions made and limitations on the review conducted by Lazard Freres, is attached hereto as Annex I and
     Exhibit 28 and incorporated herein by reference. Shareholders are urged to read the opinion of Lazard Freres carefully and in its entirety;

          (v) The Board's review, based in part on presentations by its investment banker, of alternatives to the BTR Offer, including the fact that since the Danaher Offer was commenced on July 10, 1997, no alternative proposal had been made to the Company that was superior to the BTR Offer, although alternative proposals were made by parties that had been provided confidential information regarding the Company and over 70 parties were contacted;

          (vi) The Board's assessment with the assistance of counsel concerning the likelihood that BTR would obtain all required regulatory approvals for the BTR Offer and the Merger;

          (vii) The facts that (a) the Merger Agreement permits the Company, under certain circumstances, to furnish information to and negotiate with third parties and terminate the Merger Agreement upon the payment to Parent of a $15 million fee and the reimbursement of expenses up to $1 million, and (b) the Board believed that such payments and the existence of the Stockholder Agreement would not preclude a more attractive offer for the Company and were required by Parent in order to secure a transaction that the Board believed to be in the best interests of Shareholders and superior to any alternative proposals which had been received by the Company; and

          (viii) Historical and current market prices and trading information for the Shares, including the facts that the Common Share Offer Price represented a premium of 30.3% to the trading price of the Common Stock on the close of business on the day before the announcement of the Merger Agreement and a premium of 45.0% to the price per share of Common Stock offered by Danaher.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the BTR Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that Shareholders accept the BTR Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

     Opinion of Lazard Freres. Lazard Freres delivered its oral opinion to the Board on October 15, 1997, later confirmed in writing, that, based upon and subject to the matters set forth therein and as of the date thereof, the consideration to be received by the holders of Common Stock in the BTR Offer and the Merger is fair from a financial point of view to such holders.

     A copy of the written opinion of Lazard Freres, which sets forth the factors considered, assumptions made and limitations on the review conducted by Lazard Freres, is attached hereto as Annex I and Exhibit 28 and incorporated by reference. Shareholders are urged to read the opinion of Lazard Freres carefully and in its entirety.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Lazard Freres as its investment banker with respect to the Danaher Offer and related matters. Pursuant to the agreement between the Company and Lazard Freres, dated July 12, 1997, the Company agreed to pay Lazard Freres (i) an investment banker retainer fee of $400,000, and (ii) an additional fee of $3,600,000 payable upon the earlier of (a) completion of a Transaction (as defined below) and (b) October 1, 1997 with respect to 50% of such amount, and April 1, 1998 with respect to the remainder of such amount. A "Transaction" is defined as the sale of the Company, an interest in the Company or a subsidiary or division of the Company to another corporation or other business entity, which transaction takes the form of a merger or a sale of assets or equity securities or other interests, or a recapitalization of the Company. Lazard Freres' engagement may be terminated by either the Company or Lazard Freres at any time; provided, however, that in the case of termination by the Company and any expiration of the agreement with Lazard Freres, Lazard Freres will be entitled to full payment of the fees described in this paragraph.

     The Company also has agreed to reimburse Lazard Freres for its reasonable out-of-pocket expenses, including fees and expenses of its legal counsel, and to indemnify it against certain expenses and liabilities if incurred in connection with its engagement, including liabilities arising under the federal securities laws.

     The Company has retained Georgeson and Company, Inc. ("Georgeson") to assist the Company in connection with its communication with its Shareholders with respect to, and to provide other services to the Company in connection with, the Danaher Offer and related matters. Georgeson may contact Shareholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Shareholders to forward material relating to the BTR Offer to Shareholders. Georgeson will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     The Company has retained Edelman Public Relations Worldwide ("Edelman") to assist the Company in connection with its communication with its Shareholders with respect to the Danaher Offer, the BTR Offer and related matters. Edelman will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Shareholders on its behalf concerning the BTR Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the knowledge of the Company, no transactions in Shares have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the BTR Offer, any Shares which are held of record or are beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not presently engaged in any negotiation in response to the BTR Offer that relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     In the Merger Agreement, a copy of which has been filed as Exhibit 3 hereto and a summary of which has been filed as Exhibit 2 hereto, the Company represented and warranted to, and covenanted and agreed with, Parent and the Purchaser that neither the Company nor any of its Subsidiaries has any agreement, arrangement or understanding with any potential acquiror that, directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of the Merger Agreement. The Company agreed that it shall, and shall cause its Subsidiaries and use its best efforts to cause its and their officers, directors, employees, investment bankers, attorneys and other agents and representatives to, immediately cease any existing discussions or negotiations with any person (including a "person" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction. The Company agreed that it shall not, and shall cause its Subsidiaries and use its best efforts to cause its and their officers, directors, employees, investment bankers, attorneys and other agents and representatives not to, directly or indirectly, (x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, any acquisition or purchase of a material portion of the assets (other than in the ordinary course of business) or business of, or any significant equity interest in (including by way of a tender offer), or any amalgamation, merger, consolidation or business combination with, or any recapitalization or restructuring, or any similar transaction involving, the Company or any of its Subsidiaries (the foregoing being referred to collectively as an "Acquisition Transaction"), or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the BTR Offer and/or the Merger or any other transaction contemplated by the Merger Agreement. Notwithstanding anything to the contrary in the foregoing, the Company may, prior to the purchase of Shares pursuant to the BTR Offer, in response to an unsolicited written proposal with respect to an Acquisition Transaction involving the acquisition of all of the Shares (or all or substantially all of the assets of the Company and its Subsidiaries) from a Third Party (i) furnish or disclose non-public information to such Third Party and (ii) negotiate, explore or otherwise communicate with such Third Party, in each case only if (a) after being advised by (x) its outside counsel with respect to its fiduciary obligations and (y) Lazard Freres with respect to the financial terms of any such proposed Acquisition Transaction, the Board determines reasonably and in good faith by a majority vote that taking such action is necessary in the exercise of its fiduciary obligations under applicable law (the proposal with respect to an Acquisition Transaction meeting the requirements of this clause
(a), a "Superior Proposal"), (b) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, the Company receives from such Third Party an executed confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except that no "standstill provisions" shall be required from any person that at the date of the Merger Agreement had commenced a tender offer for Securities of the Company), but which confidentiality agreement may not provide for any exclusive right to negotiate with the Company or any payments by the Company and
(c) the Company advises Parent of all such non-public information delivered to such Third Party concurrently with such delivery; provided, however, that the Company agreed that it shall not, and shall cause its affiliates not to, enter into a definitive agreement with respect to a Superior Proposal unless (x) the Company concurrently terminates the Merger Agreement in accordance with the terms thereof and pays a $15 million termination fee and agrees to pay certain expenses of Parent and the Purchaser (up to $1 million), and (y) such agreement permits the Company to terminate it if it receives a Superior Proposal, such termination and related provisions to be on terms no less favorable to the Company, including as to fees and reimbursement of expenses, as those contained in the Merger Agreement.

     In addition, the Company agreed that it shall promptly (but in any event within one day of the Company becoming aware of same) advise Parent of the receipt by the Company, any of its subsidiaries or any of the Company's bankers, attorneys or other agents or representatives of any inquiries or proposals relating to an Acquisition Transaction and any actions taken pursuant to the provisions discussed above. The Company agreed that it shall promptly (but in any event within one day of the Company becoming aware of same) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and the material terms thereof. The Company shall, from time to time, promptly (but in any event within one day of the Company becoming aware of same) inform Parent of the status and content of and material developments (including the calling of meetings of the Board to take action with respect to such Acquisition Transaction) with respect to any discussions regarding any Acquisition Transaction with a Third Party. The Company agreed that it will not enter into any agreement with respect to a Superior Proposal unless and until Parent has been given notice of the identity of the parties making such Superior Proposal, the material terms thereof and material developments referred to in the preceding sentence at least two business days prior to the entering into such agreement.

     (b) To the knowledge of the Company, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the BTR Offer, other than as described in Item 3(b) of this Statement, which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Litigation. On July 9, 1997, Danaher and PQR filed a suit encaptioned Danaher Corporation and PQR Acquisition Corp. v. Exide Electronics Group, Inc., et al. (C.A. No. 15796) in the Court of Chancery of the State of Delaware, New Castle County, against the Company and the members of the Board. The complaint alleges, among other things, that the defendants have refused and will refuse to deal in good faith with Danaher in negotiating an acquisition of Exide by PQR and have taken certain actions in response to Danaher's expressions of interest in such an acquisition, which conduct is alleged to be in breach of the fiduciary duties of the Board to Shareholders. In particular, the complaint alleges that the Board acted in violation of its fiduciary duties in amending Exide's By-Laws to provide for certain time periods with respect to any stockholder call for a special meeting. The complaint seeks as relief, among other things, (i) to compel redemption of the Rights, (ii) to compel the Board to render the Delaware Takeover Statute inapplicable to the proposed acquisition in connection with the Danaher Offer, (iii) to compel the Board to call a special meeting of its stockholders at an unspecified future date, (iv) to enjoin the Board from taking any action that would impede or interfere with the Danaher Offer or the exercise by Exide's stockholders of their franchise and (v) to enjoin the Board from taking any actions inconsistent with their fiduciary obligations to Exide's stockholders. On September 11, 1997, the Company filed an answer denying the material allegations of the complaint.

     On July 9, 1997, a purported class action encaptioned Rima Spielman v. Exide Electronics Group, Inc., et al. (C.A. No. 15800) was commenced in Delaware Chancery Court against the Company and the members of the Board (the "Shareholder Action"). The Shareholder Action was purportedly brought on behalf of the public stockholders of the Company. The complaint alleges, among other things, that (i) the defendants have refused to take the steps necessary to maximize stockholder value, including properly considering the Danaher Offer,
(ii) by purportedly failing and refusing to take such steps, including adequately considering the

Danaher Offer, the defendants have breached their fiduciary duty to the plaintiff and the public stockholders and are using their fiduciary positions of control to thwart others in their legitimate attempts to acquire the Company and
(iii) the members of the Board have purportedly attempted to entrench themselves in their positions with the Company by instituting certain of the By-Law Amendments (as hereinafter defined). The Shareholder Action seeks as relief, among other things, (i) to require the directors to cooperate with any person or entity, including Danaher, having a bona fide interest in proposing any transaction that would maximize stockholder value, including a merger or acquisition of the Company, (ii) to enhance the value and attractiveness of the Company as a merger/acquisition candidate, (iii) to take all appropriate steps to create an active auction of the Company and (iv) to have such By-Law Amendments declared void. On September 11, 1997, the Company filed its answer to the complaint in the Shareholder Action denying the material allegations contained in the complaint.

     The foregoing summaries of litigation are qualified in their respective entireties by reference to the texts of the respective complaints, a copy of each of which is filed as Exhibit 29 and Exhibit 30, respectively, to this Statement and are incorporated herein by reference.

     By-Laws. At its meetings on June 23, 1997 and July 21, 1997, the Board adopted certain amendments to the Company's By-Laws (the "By-Law Amendments"). A copy of the By-Laws, as amended and restated to date, is filed as Exhibit 31 to this Statement and is incorporated herein by reference. The By-Law Amendments provide that a special meeting of shareholders of the Company may be called by the Chairman or a majority of the Board and shall be called upon the written request of holders of shares representing at least a majority in the amount of the issued and outstanding capital stock of the Company entitled to vote on any matter proposed to be considered at such special meeting, and set forth procedures related thereto. Article II, Section 5(b) of the By-Laws requires that shareholders who wish to call a special meeting make a written request (the "Record Date Request") to the Company and that the Board fix a record date to determine the shareholders entitled to request the special meeting (the "Request Record Date"). The Board must adopt a resolution fixing a Request Record Date within five business days after delivery of the Record Date Request, and the Request Record Date must be not more than ten days after the date of such resolution. If the Board fails to set a Request Record Date, the Request Record Date will be the date of delivery of the Record Date Request. To be valid, the Record Date Request must, among other things, set forth the purpose of the special meeting and must include all information regarding the shareholders, any matters to be brought before the meeting, and any nominees for directorships that are required of shareholders giving notice of nominations of directors or other business to be brought before an annual meeting.

     A special meeting of shareholders is to be called upon the delivery of a written request (a "Meeting Request") of shareholders of record as of the Request Record Date representing at least a majority in the amount of the capital stock of the Company issued and outstanding and entitled to vote on any matter proposed to be considered at such special meeting (the "Requisite Holders"). No purported request will be deemed to have been delivered to the Company until regionally or nationally recognized independent inspectors of elections certify to the Company that a majority of requests have been received from Requisite Holders. The shareholders' Meeting Request must state, among other things, the purpose for which such special meeting is to be held. A special meeting called at the request of shareholders must be held at a date not less than 10 and not more than 60 days after the record date for the special meeting, as designated by the Board. If the Board fails to designate a date for the special meeting within five business days after receiving a valid Meeting Request from the Requisite Holders, then such meeting shall be held on the 90th day after the date of delivery of the Meeting Request from the Requisite Holders and the record date for the meeting shall be the 60th day before the meeting. The Board may set a record date for the special meeting which is not later than 20 business days after the date of delivery of the valid Meeting Request from the Requisite Holders and set a meeting not less than 10 days and not more than 60 days after such record date.

     To nominate an individual for election to the Board or bring any other business before an annual meeting of shareholders of the Company, a shareholder must provide notice to the Company not later than 60 nor earlier than 90 days prior to the first anniversary of the prior annual meeting, unless the date of the annual meeting is advanced by more than 30 days or delayed more than 60 days from such anniversary. The shareholder's notice must include information regarding the shareholder, any matters to be brought before the meeting and any directors to be nominated at the meeting.

     To nominate an individual for election to the Board, the shareholder must deliver a written notice to the Company not earlier than the earlier of (1) the delivery of the request described in Section 5(b) of Article II of the By-Laws and (2) 90 days prior to such special meeting and not later than the close of business on the later of (a) the 60th day prior to such special meeting and (b) the 10th day following the day on which the Company first makes a public announcement of the date of such special meeting at which directors may be nominated. Such written notice must set forth all of the information that would be required to be set forth in a notice of a shareholder seeking to nominate an individual for a directorship or bring other business before an annual meeting of shareholders.

     On June 11, 1997, in connection with the Danaher Offer, the Company received a letter (the "Danaher Meeting Request") on behalf of PQR and its affiliates requesting a special meeting of shareholders, at which, among other things, PQR would seek a vote on the proposals of Danaher described below, be called when PQR had obtained consents from holders of a majority of the outstanding Common Stock. As the By-Laws were amended on June 23, 1997, counsel for the Company sent a copy of the By-Laws, as amended and restated to such date, to counsel for Danaher on June 24, and notified Danaher that the Company would treat the Danaher Meeting Request as a Record Date Request at such time as the Danaher Meeting Request is supplemented by the information required by the By-Law Amendments. To date, such supplemental information has not been provided.

     The By-Laws provide that indemnification of directors, officers or other persons under the applicable provisions of the By-Laws shall be paid by the Company unless a determination is made (i) by a majority vote of directors constituting a quorum and who were not a party to the action, suit or proceeding at issue, (ii) if such a quorum is not obtainable, or even if obtainable if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by the stockholders, that indemnification of an individual otherwise entitled to indemnification under such By-Law provisions is not proper because such person has not met the applicable standard of conduct. The By-Law Amendments provide that, in addition to the circumstances set forth in clause (ii) above, if the director or officer seeking indemnification so requests, the determination of whether such director or officer has met the applicable standard of conduct will be made by independent legal counsel in a written opinion. The By-Law Amendments define "independent legal counsel" to mean a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and to exclude any person who would have a conflict of interest. Furthermore, the By-Law Amendments preclude the Company from asserting in any suit commenced by a claimant seeking indemnification that the procedures and presumptions regarding indemnification contained in the By-Laws are not valid, binding and enforceable and require the Company to stipulate in such a suit that the Company is bound by all of the provisions regarding indemnification contained in the By-Laws.

     Consent Solicitation. On July 14, 1997, PQR and Danaher filed preliminary proxy materials (the "Danaher Solicitation Materials") to solicit agent designations from Shareholders in order to call a special meeting to consider and vote upon the following proposals: (i) the amendment of the By-Laws to increase the size of the Board from nine to 19, (ii) the election of 10 nominees of Danaher as directors of the Company (who would then constitute a majority of the Board), (iii) the repeal of any By-Laws or amendments thereto adopted by the Company after December 21, 1989 and prior to the effectiveness of the foregoing proposals, (iv) any proposals made in respect of actions taken that could impede, delay or make more costly to Danaher or DH Holdings Corp., a Delaware corporation and a wholly owned subsidiary of Danaher, the acquisition of the Company or any of its securities or assets or gaining control of the Company, including through the election of a majority of the Board and (v) the transaction of such other business as may properly come before such special meeting or any adjournment or postponement thereof.

     On July 23, 1997, the Company filed preliminary proxy materials to solicit revocations of agent designations submitted to Danaher pursuant to the Danaher Solicitation Materials.

     The Rights Agreement. On November 10, 1992, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of the Common Stock to holders of Common Stock of record at the close of business on December 7, 1992. Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series F Junior Participating Preferred Stock (the "Series F Preferred Stock"), at a purchase price of $80.00 per Fractional Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 25, 1992, between the Company and First Union National Bank of North Carolina, as Rights Agent, as amended by Amendment No. 1, effective as of February 9, 1996, by Amendment No. 2, dated as of July 22, 1997, and by Amendment No. 3, dated as of October 16, 1997, and as it may from time to time be further supplemented or amended (the "Rights Agreement").

     The Rights are presently attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Continuing Directors) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Notwithstanding the foregoing, (a) Massachusetts Mutual Life Insurance Company (together with its Affiliates, "Mass Mutual"), will not be deemed an Acquiring Person unless it becomes the beneficial owner of more than 22% of the Common Stock of the Company then outstanding, (b) Fiskars Oy Ab and its affiliates will not be considered an Acquiring Person with respect to its 1996 acquisition of 1,000,000 shares of Preferred Stock and 825,000 shares of Common Stock and (c) pursuant to Amendment No. 3 to the Rights Agreement approved by the Board at its meeting on October 15, 1997, Parent and the Purchaser will not be deemed an "Acquiring Person" as a result of and to the extent of the acquisition by Parent or the Purchaser of shares of Common Stock, Preferred Stock or Warrants pursuant to the terms of the Merger Agreement or the Stockholder Agreement. Until the Distribution Date, (1) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificate, (2) new Common Stock certificates issued after December 7, 1992 will contain a notation incorporating the Rights Agreement by reference, and (3) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 7, 2002, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a person or group of affiliated or associated persons becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Outside Directors (as hereinafter defined) prior to a person or group of affiliated or associated persons becoming an Acquiring Person after receiving advice from one or more investment banking firms determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, shares of Common Stock having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     At any time, until 10 days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     The Purchase Price payable, and the number of one one-hundredths of a share of Series F Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series F Preferred Stock, (ii) upon the grant to holders of the Series F Preferred Stock of certain rights or warrants to subscribe for Series F Preferred Stock or convertible securities at less than the current market price of the Series F Preferred Stock or (iii) upon the distribution to holders of the Series F Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Series F Preferred Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time prior to the acquisition by a person or group of affiliated or associated persons of 15% or more of the outstanding Common Stock, at a price of $.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no right as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above.

     The term "Continuing Director" means any member of the Board, who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person, or any representation of the foregoing entities. The term "Outside Directors" means Continuing Directors who are not officers of the Company.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date; provided, that after such time as a person or group of affiliated or associated persons becomes an Acquiring Person, no amendment that adversely affects the interests of holders of Rights is permitted. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The foregoing summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the amendments thereto, copies of which are filed as Exhibits 32, 33, 34 and 35, respectively, to this Statement and are incorporated herein by reference.

     Delaware Takeover Statute. In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (defined generally as a person that is the "owner" (as defined in the Delaware Takeover Statute) of 15% or more of a corporation's outstanding voting stock from engaging in a "DGCL Business Combination" (defined as a variety of transactions, including mergers, as set forth in the second following paragraph) with a Delaware corporation for three years following the time such person became an Interested Stockholder unless:
(i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the DGCL Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an Interested Stockholder, the DGCL Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under the Delaware Takeover Statute, the restrictions described above do not apply if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware Takeover Statute, (ii) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of February 2, 1988, the effective date of the Delaware Takeover Statute, expressly electing not to be governed by the Delaware Takeover Statute, which amendment may not be further amended by the board of directors, (iii) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by the Delaware Takeover Statute, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote (such an amendment would not be effective until 12 months after the adoption of such amendment and shall not apply to any DGCL Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to such adoption), (iv) the corporation does not have a class of voting stock that is
(x) listed on a national securities exchange, (y) authorized for quotation on The NASDAQ Stock Market, or (z) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder, or (v) a stockholder becomes an Interested Stockholder "inadvertently" and thereafter divests itself of ownership of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. The Delaware Takeover Statute would also not apply to certain DGCL Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the three years preceding the date of the Business Combination or who became an Interested Stockholder with the approval of a majority of the corporation's board of directors.

     The Delaware Takeover Statute provides that during the three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation, (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions, (iii) any transaction involving the corporation or any majority-owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In connection with the approval of the Merger Agreement, on October 15, 1997, the Board unanimously determined to make the Delaware Takeover Statute inapplicable to the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby to the extent shares of Common Stock are acquired pursuant to the Merger Agreement and the Stockholder Agreement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit  1 --  Pages 2-5 and 8-18 of the Exide Electronics Group, Inc. Proxy
               Statement, dated January 22, 1997, issued in connection with the Annual Meeting of Shareholders held on February 25, 1997.(1)

Exhibit  2 --  Summary of Merger Agreement from the Offer to Purchase attached as Exhibit (a)(1) to the Schedule 14D-1, filed with the Commission by BTR plc and BTR Acquisition Corp. on October 20, 1997.(2)

Exhibit  3 --  Agreement and Plan of Merger, dated as of October 16, 1997, by and among BTR plc, BTR Acquisition Corp. and Exide Electronics Group, Inc.

Exhibit  4 --  Stockholder Agreement, dated October 16, 1997, by and among
               Parent, the Purchaser and the Shareholders party thereto.

Exhibit  5 --  Employment Agreement, dated September 30, 1989, with James A.
               Risher.(3)

Exhibit  6 --  Form of Amendment to Employment Agreement with James A.
               Risher.(4)

Exhibit  7 --  Employment Agreement, dated March 15, 1990, with William J.
               Raddi.(5)

Exhibit  8 --  Form of Amendment to Employment Agreement with William J.
               Raddi.(6)

Exhibit  9 --  Stock Purchase Agreement among Exide Electronics Group, Inc.,
               Fiskars Oy Ab, Fiskars Holdings, Inc. and Deltec Power Systems, Inc., dated November 16, 1995, related to the purchase of Deltec Power Systems, Inc.(7)

Exhibit 10 --  Letter Agreement to Amend Stock Purchase Agreement among Exide
               Electronics Group, Inc., Fiskars Oy Ab, Fiskars Holdings, Inc. and Deltec Power Systems, Inc., dated February 9, 1996.(8)

Exhibit 11 --  Stockholder Agreement, dated March 13, 1996, between the Company and Fiskars Oy Ab.(9)

Exhibit 12 --  Severance Compensation Plan After Change of Control.(10)

Exhibit 13 --  Form of Severance Contract.(11)

Exhibit 14 --  Exide Electronics Group, Inc. Employee Stock Purchase Plan.(12)

Exhibit 15 --  Form of First Amendment to Exide Electronics Group, Inc. Employee
               Stock Purchase Plan.(13)

Exhibit 16 --  1989 Stock Option Plan, as amended on August 11, 1992.(14)

Exhibit 17 --  Form of First Amendment to 1989 Stock Option Plan.(15)

Exhibit 18 --  Non-employee Directors' Stock Option Plan, as amended on August
               11, 1992.(16)

Exhibit 19 --  Exide Electronics Group, Inc. 1995 Directors Stock Option
               Plan.(17)

Exhibit 20 --  Exide Electronics Group, Inc. 1995 Employee Stock Option and
               Restricted Stock Plan.(18)

Exhibit 21 --  Form of First Amendment to Exide Electronics Group, Inc. 1995
               Employee Stock Option and Restricted Stock Plan.(19)

Exhibit 22 --  Exide Electronics Corporation 401(k) Retirement Benefit Plan
               Summary Plan Description.(20)

Exhibit 23 --  Fiscal Year 1997 Management Incentive Plan for Exide Electronics
               Group, Inc.(21)

Exhibit 24 --  Form of First Amendment to Fiscal Year 1997 Management Incentive
               Plan for Exide Electronics Group, Inc.(22)

Exhibit 25 --  Form of Amendment to Promissory Note.(23)

Exhibit 26 --  Letter to Exide Electronics Group, Inc. Stockholders, dated
               October 20, 1997.(24)

Exhibit 27 --  Press Release issued by Exide Electronics Group, Inc. and BTR plc on October 16, 1997.(25)

Exhibit 28 --  Written Opinion of Lazard Freres & Co., LLC, dated October 16,
               1997.(24)

Exhibit 29 --  Complaint for Declaratory and Injunctive Relief filed July 9,
               1997 by Danaher Corporation and PQR Acquisition Corp. v. Exide Electronics Group, Inc., et al. (C.A. No. 15796) in the Court of Chancery of the State of Delaware in and for New Castle County.(26)

Exhibit 30 --  Class Action Complaint filed July 9, 1997 by Rima Spielman v.
               Exide Electronics Group, Inc., et al. (C.A. No. 15800) in the Court of Chancery of the State of Delaware in and for New Castle County.(27)

Exhibit 31 --  Amended and Restated By-Laws of Exide Electronics Group, Inc.(28)

Exhibit 32 --  Rights Agreement, dated as of November 25, 1992.(29)

Exhibit 33 --  Amendment No. 1 to Rights Agreement, effective as of February 9,
               1996.(30)

Exhibit 34 --  Form of Amendment No. 2 to Rights Agreement.(31)

Exhibit 35 --  Form of Amendment No. 3 to Rights Agreement.(32)
---------------
 (1) Incorporated by reference to Exhibit 1 to the Schedule 14D-9 of the Company with respect to the Danaher Offer, filed with the Commission on July 22, 1997, as amended (the "Danaher 14D-9").

 (2) Incorporated by reference to the Schedule 14D-1, of BTR plc with respect to the BTR Offer, filed with the Commission on October 20, 1997.

 (3) Incorporated by reference to Exhibit 10o to the Company's Annual Report on Form 10-K, File No. 0-18106 for the fiscal year ended September 30, 1990.

 (4) Incorporated by reference to Exhibit 3 to the Danaher 14D-9.

 (5) Incorporated by reference to Exhibit 10p to the Company's Annual Report on Form 10-K, File No. 0-18106, for the fiscal year ended September 30, 1990.

 (6) Incorporated by reference to Exhibit 5 to the Danaher 14D-9.

 (7) Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K, File No. 0-18106, filed on November 17, 1995.

 (8) Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, File No. 0-18106, filed on February 21, 1996.

 (9) Incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-4, File No. 333-2471.

(10) Incorporated by reference to Exhibit 10o to Amendment No. 1 of Registration Statement No. 33-31872 on Form S-1.

(11) Incorporated by reference to Exhibit 10 to the Danaher 14D-9.

(12) Incorporated by reference to Exhibit 11 to the Danaher 14D-9.

(13) Incorporated by reference to Exhibit 12 to the Danaher 14D-9.

(14) Incorporated by reference to Exhibit 10t to the Company's Annual Report on Form 10-K, File No. 0-18106 for the fiscal year ended September 30, 1992.

(15) Incorporated by reference to Exhibit 14 to the Danaher 14D-9.

(16) Incorporated by reference to Exhibit 10u to the Company's Annual Report on Form 10-K, File No. 0-18106, for the fiscal year ended September 30, 1992.

(17) Incorporated by reference to Appendix B to the Company's Proxy Statement dated January 30, 1995, issued in connection with the Company's Annual Meeting of Stockholders held on February 28, 1995.

(18) Incorporated by reference to Appendix A to the Company's Proxy Statement dated January 30, 1995, issued in connection with the Company's Annual Meeting of Stockholders held on February 28, 1995.

(19) Incorporated by reference to Exhibit 18 to the Danaher 14D-9.

(20) Incorporated by reference to Exhibit 4c to Registration Statement No. 33-64121 on Form S-8.

(21) Incorporated by reference to Exhibit 20 to the Danaher 14D-9.

(22) Incorporated by reference to Exhibit 21 to the Danaher 14D-9.

(23) Incorporated by reference to Exhibit 22 to the Danaher 14D-9.

(24) Included in copy mailed to stockholders.

(25) Incorporated by reference to Exhibit 32 to the Danaher 14D-9.

(26) Incorporated by reference to Exhibit 25 to the Danaher 14D-9.

(27) Incorporated by reference to Exhibit 26 to the Danaher 14D-9.

(28) Incorporated by reference to Exhibit 27 to the Danaher 14D-9.

(29) Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K, File No. 0-18106, for the event on November 25, 1992.

(30) Incorporated by reference to Exhibit 29 to the Danaher 14D-9.

(31) Incorporated by reference to Exhibit 30 to the Danaher 14D-9.

(32) Incorporated by reference to Exhibit 33 to the Danaher 14D-9.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          EXIDE ELECTRONICS GROUP, INC.

                                          By:     /s/ MARTY R. KITTRELL
                                            ------------------------------------

                                            Name: Marty R. Kittrell
                                            Title:  Vice President and
                                                Chief Financial Officer
Dated: October 20, 1997

                                                                         ANNEX I

                      [LAZARD FRERES & CO. LLC LETTERHEAD]

                                                                October 16, 1997

The Board of Directors
Exide Electronics Group, Inc.
8609 Six Forks Road
Raleigh, North Carolina 27615

Dear Members of the Board:

     We understand that BTR plc, an English public limited company ("Parent"), BTR Acquisition Corp., a subsidiary of Parent (the "Purchaser") and Exide Electronics Group, Inc. (the "Company") have entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition (the "Acquisition") of the Company by the Parent pursuant to a cash tender offer by the Purchaser for all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company and all of the outstanding warrants (the "Warrants") to purchase Common Stock of the Company (the "Tender Offer") followed by a merger (the "Merger") of the Purchaser into the Company, or, if the Minimum Condition (as defined in the Merger Agreement) under the Tender Offer is not satisfied, pursuant only to the Merger. Under the terms of the Merger Agreement, the consideration (the "Merger Consideration") to be paid in the Acquisition for all outstanding shares of Common Stock will be $29 per share of Common Stock. You have informed us that the holders of the outstanding shares of the Company's Series G Convertible Preferred Stock, par value $.01 per share, intend to convert their shares of preferred stock into Common Stock prior to or simultaneously with the consummation of the Acquisition. You have also informed us that pursuant to the terms of the Warrant Agreement, dated as of March 13, 1996 between the Company and American National Bank Association, as Warrant Agent, upon consummation of the Merger the Warrant Agreement will terminate and each Warrantholder will only have the right to receive in respect of each share of Common Stock issuable upon exercise of a Warrant an amount in cash equal to the Merger Consideration less $13.475 (the exercise price per share of Common Stock issuable under the Warrants).

     The terms and conditions of the Tender Offer and the Merger are set forth more fully in the Merger Agreement.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the Merger Consideration to be paid in the Acquisition to such holders. In connection with this opinion, we have:

        (i)     Reviewed the financial terms and conditions of the Merger Agreement;
        (ii)    Analyzed certain historical business and financial information relating to the
                Company;
        (iii)   Reviewed various financial forecasts and other data provided to us by the
                Company relating to its business;
        (iv)    Held discussions with members of the senior management of the Company with respect to the businesses and prospects of the Company;
        (v)     Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the
                Company;
        (vi)    Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the businesses of the Company;
        (vii)   Reviewed the historical stock prices and trading volumes of the Company's common stock; and
        (viii)  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the financial or other information supplied or otherwise made available relating to the Company, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. For purposes of our analyses and with your consent, we have taken into account the view of the Company's management of the risks and uncertainties associated with the Company achieving management's forecasts in the amounts and at the times indicated therein. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In rendering our opinion, we have assumed that the Acquisition will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Acquisition will not have an adverse effect on the Company.

     Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with this transaction, and, as you know, will receive a fee for our services, whether or not the Acquisition is consummated. Lazard Freres & Co. LLC has in the past provided investment banking services to the Company and has received customary compensation for such services.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors in connection with, and for the purposes of, its evaluation of the Acquisition, and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Acquisition. This opinion is not intended to be, and does not constitute, a recommendation to any stockholder of the Company as to whether to accept the Tender Offer or how to vote on the Merger if and when such transaction is presented to a vote of stockholders of the Company. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction; provided, however, that this opinion may be reproduced in full in the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission in connection with the Tender Offer and in the Proxy Statement of the Company relating to a vote of stockholders of the Company with respect to the Merger, if such Proxy Statement is required.

     Based on, and subject to, the foregoing, we are of the opinion that the Merger Consideration to be paid in the Acquisition to the holders of the Common Stock is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          LAZARD FRERES & CO. LLC

                                          By: /s/ JONATHAN F. FOSTER

                                            ------------------------------------
                                            Jonathan F. Foster
                                            Managing Director

                                       I-2